EXHIBIT 99.1

ECI TELECOM LTD.

NOTICE OF EXTRORDINARY GENERAL MEETING OF
SHAREHOLDERS TO BE HELD ON MARCH 22, 2007

Petah Tikva, Israel
February 15, 2007

To the Shareholders of ECI Telecom Ltd. (“ECI” or “we”):

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Shareholders (the “General Meeting” or the “meeting”) of ECI Telecom Ltd. will be held at our executive offices at 30 Hasivim Street, Petah Tikva, Israel, on Thursday, March 22, 2007 at 10:30 a.m. (Israel time).

The agenda of the meeting will be as follows:

1.	To approve an amendment to Article 69 of our Articles of Association, relating to indemnification of directors and other office holders;

2.	Subject to approval of Proposal 1, to approve an amendment to the terms of directors’ indemnification;

3.	To approve a consultancy agreement with Niel Ransom, one of our directors; and

4.	To approve a registration rights agreement in connection with shares held by our two largest shareholders.

Shareholders of record at the close of business on February 12, 2007 are entitled to notice of and to vote at the General Meeting. All shareholders are cordially invited to attend the meeting in person.

Shareholders who are unable to attend the General Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided, so as to be received not later than twenty-four (24) hours before the meeting. No postage is required if mailed in the United States. Shareholders who attend the meeting may revoke their proxies and vote their shares in person.

If your shares are held in “street name” (meaning held through a bank, broker or other nominee), you may either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the meeting.

Joint holders of our Ordinary Shares should take note that, pursuant to our Amended and Restated Articles of Association (referred to throughout this document as our “Articles of Association”), the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the register of shareholders.

By order of the Board of Directors,

SHLOMO DOVRAT
Chairman of the Board of Directors

RAFI MAOR
President and Chief Executive Officer

ECI TELECOM LTD.

30 Hasivim Street, Petah Tikva 49517, Israel
(Telephone: +972 3 926 6884; Fax: +972 3 926 6070)

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

INTRODUCTION

This proxy statement (the “Proxy Statement”) is being furnished to our shareholders in connection with the solicitation of proxies by our board of directors for use at the Extraordinary General Meeting of Shareholders to be held at our executive offices, 30 Hasivim Street, Petah Tikva, Israel, on Thursday, March 22, 2007 at 10:30 a.m. (Israel time) (the “General Meeting” or the “meeting”), and at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders.

Purpose of the General Meeting

It is proposed that at the meeting resolutions be adopted:

1.	To approve an amendment to Article 69 of our Articles of Association, relating to indemnification of directors and other office holders;

2.	Subject to approval of Proposal 1, to approve an amendment to the terms of directors’ indemnification;

3.	To approve a consultancy agreement with Niel Ransom, one of our directors; and

4.	To approve a registration rights agreement in connection with shares held by our two largest shareholders.

Voting

Only holders of record of ECI’s Ordinary Shares (our “shares”), nominal (par) value NIS 0.12 per share, at the close of business on the meeting record date, February 12, 2007, are entitled to notice of, and to vote at, the General Meeting. We had 119,534,857*  Includes 1,641,762 unvested restricted sharers issued under our restricted share incentive plan, but excludes shares of treasury stock. shares outstanding on the meeting record date. Each share outstanding on the meeting record date will entitle its holder to one vote upon each of the matters to be presented at the General Meeting. A quorum must be present in order for the General Meeting to be held. The presence in person or by proxy of at least two shareholders holding shares that are entitled to vote in the aggregate at least 33 1/3% of the shares outstanding on the record date will constitute a quorum for the transaction of business at the General Meeting. If within half an hour from the time established for the commencement of the General Meeting a quorum is not present, the meeting shall stand adjourned to Thursday, March 29, 2007, at the same time and place.

Abstentions and broker non-votes are counted as shares present for determination of a quorum. For purposes of determining whether a matter is approved by the shareholders, abstentions and broker non-votes will not be treated as either votes “for” or “against” the matter.

* Includes 1,641,762 unvested restricted shares issued under our restricted share incentive plan, but excludes shares of treasury stock.

Proxies

Shareholders may elect to vote their shares once, either by attending the meeting in person, or by a duly executed proxy as detailed below. If your shares are held in “street name” (meaning held through a bank, broker or other nominee), you may either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the meeting.

Proxies for use at the General Meeting are being solicited by our board of directors. Proxies will be solicited primarily by mail and are being mailed to shareholders on or about February 15, 2007. Certain of our officers, directors, employees and agents may solicit proxies by telephone, facsimile, electronic mail or other personal contact. However, such parties will not receive additional compensation therefor. We will bear the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy material, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to the beneficial owners of our shares.

All ECI shares represented by properly executed proxies received by us twenty-four (24) hours prior to the meeting will, unless such proxies have been previously revoked, be voted at the General Meeting in accordance with the directions on the proxies. If no direction is indicated on the properly executed proxy, the shares will be voted in favor of the matters described above. A shareholder returning a proxy may revoke it at any time prior to commencement of the meeting by communicating such revocation in writing to us or by executing and delivering a later-dated proxy. In addition, any person who has executed a proxy and is present at the General Meeting may vote in person instead of by proxy, thereby canceling any proxy previously given, whether or not written revocation of such proxy has been given. Any written notice revoking a proxy should be sent to ECI Telecom Ltd., 30 Hasivim Street, Petah Tikva 49517, Israel, attention General Counsel.

OWNERSHIP OF ECI SHARES

We have authorized and outstanding one class of equity securities, designated Ordinary Shares, with a nominal (par) value of NIS 0.12 per share. The following table sets forth, as of February 12, 2007, the number of shares owned by (i) each person or entity known to us to be the beneficial owner of more than 5% of our shares (our “major shareholders”); (ii) Mr. Shlomo Dovrat, chairman of our board of directors, and entities affiliated with him, and (iii) our other directors or members of our senior management as a group. Although several of our directors are officers or directors of our major shareholders, such individuals disclaim beneficial ownership of the shares held by such major shareholders.

Name and Address	Number of Shares Owned(1)		Approximate Percent of Shares Outstanding(2)

IDB Holding Corporation Ltd. and its subsidiaries (together the “IDB Group”)(3), holding as follows:	48,511,065		40.6%
M.A.G.M. Chemistry Holdings Ltd., or “MAGM”, (a wholly owned subsidiary of Koor Industries Ltd.)(4)(5) 3 Azrieli Center, Triangular Tower, 43 rd Floor 67023 Tel Aviv, Israel	33,049,433		27.7%
Clal Electronics Industries Ltd., or “CEI”, (a wholly owned subsidiary of Clal Industries & Investments Ltd.)(5) 3 Azrieli Center, Triangular Tower, 45th Floor 67023 Tel Aviv, Israel	15,218,194		12.7%
Other Entities within the IDB Group(6)	243,438		0.2%
Ofer (Ships Holding) Ltd., (or “Ofer Ships”)(7) 9 Andre Saharov Street 31905 Haifa, Israel	7,094,526		5.9%
Manning & Napier Advisors, Inc.(8) 290 Woodcliff Drive Fairport, New York 14450, USA	6,861,405		5.7%

Directors and Members of our Senior Management
Shlomo Dovrat and affiliated entities, including Carmel Funds (as defined below) and D Partners (as defined below), (together referred to as the “Dovrat Entities”)(9) Delta House, 16 Abba Eban Avenue 46725 Herzlia, Israel	5,369,173	(9)	4.5	%(9)
All other directors and members of our senior management as a group (consisting of 23 persons)	4,383,071	(10)	3.6	%(10)

(1)
The information regarding the ECI shares beneficially owned by Major Shareholders is based on Schedules 13D or 13G filed by such shareholders and related individuals and entities with the U.S. Securities and Exchange Commission and on information provided by such shareholders.

(2)
Percentages in this table are based on the 119,534,857 ECI shares (including unvested restricted shares) outstanding as at February 12, 2007 plus such number of newly issued ECI shares, if any, as such shareholder or group had the right to receive upon the exercise of stock options which are exercisable within 60 days.

(3)
The principal parent companies of the IDB Group are IDB Holding Corporation Ltd., or “IDB Holding”, and its majority-owned subsidiary, IDB Development Corporation Ltd., or “IDB Development”. Badal Securities Ltd., or "Badal", is a wholly owned subsidiary of IDB Holding. Discount Investment Corporation Ltd., or “DIC”, Clal Industries and Investments Ltd., or “Clal”, Clal Insurance Enterprises Holdings Ltd., or “Clal Insurance”, are all majority-owned subsidiaries of IDB Development. The shares of IDB Holding, IDB Development, DIC, Clal and Clal Insurance are publicly traded on The Tel Aviv Stock Exchange. IDB Development and DIC together beneficially own a majority of the shares of Koor Industries Ltd., or “Koor”. All companies in the IDB Group referred herein are Israeli corporations.

Based upon reports received by ECI, as of February 12, 2007, IDB Holding is controlled as follows:

•
Ganden Holdings Ltd., or “Ganden”, which is a private Israeli company controlled by Nochi Dankner (who also is the chairman of IDB Holding, IDB Development, Clal and DIC and a director of Clal Insurance and Koor) and his sister Shelly Bergman, holds, directly and through a wholly-owned subsidiary, approximately 44.88% of the outstanding shares of IDB Holding. Avraham Fischer, a director of ECI (and who also serves as executive vice president of IDB Holding, deputy chairman of IDB Development, co-chief executive officer and a director of Clal and a director of DIC and Koor), holds himself or through companies controlled by him or his wife, directly or indirectly, approximately 9.02% of the shares of Ganden;

•	Shelly Bergman, through a wholly-owned company, holds approximately 7.23% of the outstanding shares of IDB Holding;

•
Avraham Livnat Ltd., or “Livnat”, which is a private company controlled by Avraham Livnat (one of whose sons, Zvi Livnat, is a director and executive vice president of IDB Holding, deputy chairman of IDB Development, co-chief executive officer of Clal, and a director of DIC and Koor, and another son, Shay Livnat, is a director of IDB Development, Clal and Clal Insurance) holds, directly and through a wholly-owned subsidiary, approximately 10.38% of the outstanding shares of IDB Holding; and

•
Manor Holdings BA Ltd., or “Manor”, a private company controlled by Ruth Manor (whose husband, Isaac Manor, is deputy chairman of IDB Holding and a director of IDB Development, Clal, DIC, Koor and Clal Insurance, and whose son, Dori Manor, is a director of IDB Holding, IDB Development, Clal and DIC) holds, directly and through a majority-owned subsidiary, approximately 10.37% of the outstanding shares of IDB Holding.

Subsidiaries of Ganden, Livnat and Manor have entered into a shareholders agreement with respect to shares of IDB Holding constituting 31.02%, 10.34% and 10.34%, respectively, of the outstanding shares of IDB Holding for the purpose of maintaining and exercising control of IDB Holding as a group. Their additional holdings in IDB Holding are not subject to the shareholders agreement. The term of the shareholders agreement expires in May 2023.

Most of the foregoing shares in IDB Holding have been pledged to financial institutions as collateral for loans taken to finance the purchase of the shares. Upon certain events of default, these financial institutions may foreclose on the loans and assume ownership of or sell the shares.

Based on the foregoing, IDB Holding (by reason of its control of Badal and IDB Development and by reason of IDB Development's control of Clal, CEI, DIC, Clal Insurance, Koor and MAGM), Ganden, Livnat and Manor (by reason of their control of IDB Holding), Mr. Nochi Dankner, Ms. Shelly Bergman, Mr. Avraham Livnat and Ms. Ruth Manor (by reason of their control of Ganden, Livnat and Manor, respectively) may be deemed to share with IDB Development, Badal, Clal, CEI, Clal Insurance, DIC, Koor, and MAGM, the power to vote and dispose of the ECI shares held by these entities.

(4)
Koor’s ordinary shares are publicly traded on The Tel Aviv Stock Exchange and its ADSs (American Depositary Shares) are traded on the New York Stock Exchange. IDB Development and DIC together beneficially own approximately 52% of the ordinary shares of Koor. IDB Development and DIC, by virtue of their ownership interest in Koor, may be deemed to be beneficial owners of the ECI shares held by MAGM. In addition to the ECI shares held by MAGM, Mr. Kolber, chairman of the board of directors of Koor and a director of ECI, has a beneficial interest in 1,542,198 ECI shares. Mr. Kolber, by virtue of his position at Koor, may be deemed to be a beneficial owner of the ECI shares held by MAGM. Mr. Kolber disclaims beneficial ownership of these shares.

(5)
Pursuant to an agreement between Koor and CEI entered into on April 8, 1998 (the “Koor-Clal Agreement”), the parties agreed, among other things, to vote their respective ECI shares to the effect that (i) the majority of the members of ECI’s board of directors will be designated by Koor, as long as Koor’s equity interest in ECI is not less than 15% and (ii) 20% of the members of ECI’s board of directors will be designated by CEI, as long as CEI owns no less than a 5% equity interest in ECI. However, the present composition of our board of directors does not reflect these provisions of the Koor-Clal Agreement.

The Koor-Clal Agreement also provides that CEI may acquire additional ECI shares, provided that such acquisition would not cause CEI’s equity interest in ECI to exceed 15%, unless CEI receives an approval from the Israeli Comptroller of Restrictive Trade Practices. Koor and CEI also agreed under the Koor-Clal Agreement that as long as their voting arrangements, as described above, are in force, they shall use their best efforts to ensure that in the event that ECI decides to issue ordinary shares or any securities convertible into ordinary shares to Koor or CEI or to any shareholder of ECI affiliated with Koor or CEI, the other party shall be entitled to purchase ordinary shares or other convertible securities under such issuance in accordance with its proportional respective holdings in ECI.

(6)
Based upon reports received by us, as of February 12, 2007, the following entities within the IDB Group also beneficially own ECI shares, as follows: IDB Development (100,000 shares); Badal (100,000 shares); and Clal Insurance (43,478 shares held for its own account). In addition, as of such date, 787,655 ECI shares were held for members of the public through, among others, provident funds, mutual funds, pension funds, exchange traded funds and insurance policies, which are managed by subsidiaries of Clal Insurance and 954,037 ECI shares were held by unaffiliated third-party client accounts managed by subsidiaries of Clal Insurance. IDB Development and Clal Insurance disclaim beneficial ownership of these additional ECI shares.

(7)
The holdings of Ofer Ships include 2,507,621 ECI shares held by its indirect wholly owned subsidiary, Ofer Hi-Tech Investments Ltd. (formerly Yozma Venture Capital Ltd.), or “Ofer Hi-Tech”. Orona Investments Ltd (a company wholly owned by Mr. Udi Angel) and L.Y.N. (Holdings) Ltd. (a company of which Mr. Eyal Ofer holds 95% of the issued share capital) are each the direct owners of one-half of the outstanding stock of Ofer Ships. Accordingly, the aforesaid companies, and Mr. Angel and Mr. E. Ofer, may be deemed to beneficially own all of the ECI shares held by Ofer Ships and Ofer Hi-Tech. The holdings of the Ofer Ships include 329,040 ECI shares in respect of which it has granted Carmel V.C. Ltd. (see footnote (9) below) option to purchase, expiring on December 5, 2009.

(8)
Based upon a Schedule 13G filing made with the Securities & Exchange Commission on February 12, 2007. Manning & Napier Advisors, Inc., an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, claims sole voting power in respect of 5,968,920 of the said ECI shares and sole distribution power of 892,485 of the said ECI shares.

(9)
The following are the names and direct holdings of the individuals and entities that comprise the Dovrat Entities: Shlomo Dovrat, chairman of our board of directors (112,000 shares); Aharon Dovrat, the father of Shlomo Dovrat (106,850 shares); Carmel Software Fund (Israel) L.P. (1,110,046 shares); Carmel Software Fund (Cayman) L.P. (1,370,639 shares); Carmel Software Fund (Delaware) L.P. (598,701 shares); Carmel Software Fund Gbr (98,565 shares); Carmel V.C. Ltd. (214,755 shares, of which 197,130 shares were issued to it as acting for Siemens Venture Capital GmbH and 17,625 shares as designee for Mr. S. Dovrat) (the previous five entities being referred to as the “Carmel Funds”); D Partners (Israel) Limited Partnership (390,071 shares); and D Partners (BVI) L.P. (724,511 shares) (the previous two entities being referred to as the “D Partners”).

The stated aggregate holdings of the Dovrat Entities also includes (i) 329,040 ECI shares held by Ofer Ships (see footnote (7) above), in respect of which it has granted to Carmel V.C. Ltd. an option to purchase, expiring on December 5, 2009; and (ii) 313,995 stock options exercisable into ECI shares within sixty days, being the stock options issued to Carmel V.C. Ltd. pursuant to the provisions of an agreement dated December 17, 2002, entered into between us and Carmel V.C. Ltd. relating to the services of Shlomo Dovrat. Percentage ownership is calculated in relation to the above number of ECI shares issued and outstanding plus the said 313,995 stock options exercisable within sixty days.

In addition to the stated aggregate holdings of the Dovrat Entities, based upon reports received by us, two associates of the Dovrat Entities beneficially own ECI shares, as follows: Harel Beit-On (112,000 shares) and Avi Zeevi (24,947 shares).

Shlomo Dovrat, Harel Beit-On and Avi Zeevi are directors in, or shareholders of, various entities that are the general partners and investment managers or shareholders of the various Carmel Funds. Shlomo Dovrat and Aharon Dovrat, are directors and/or shareholders of various entities within, or affiliated with entities within, the Dovrat Entities, or which provide the Dovrat Entities or affiliates with investment advisory and related services. Shlomo Dovrat and Aharon Dovrat hold indirect interests in, and/or are directors of, the general partners of, D Partners. Due to the relationship between the parties that comprise the Dovrat Entities, such parties may be deemed to beneficially own shares that are held by certain of the other parties within the Dovrat Entities. Each such party disclaims beneficial ownership of the shares held by any other party within the Dovrat Entities.

(10)
Includes 1,123,554 stock options exercisable into ECI shares within sixty days and 433,855 unvested restricted shares. Excludes shares and rights to acquire shares held by Shlomo Dovrat and other entities in the Dovrat Entities (see footnote (7) above).

ITEM 1 - AMENDMENT TO ARTICLE 69 OF THE COMPANY’S
ARTICLES OF ASSOCIATION

In 2005, Israel’s Companies Law 5759 - 1999, (the “Companies Law”) was amended. Among the provisions affected were those relating to indemnification of directors and other office holders. Prior to the 2005 amendment, the Companies Law authorized a company, subject to certain limitations, to indemnify an officer or director of the Company by reason of acts or omissions committed in his or her capacity as an officer or director of the Company for:

•	a financial obligation imposed upon him or her by a court judgment, including a settlement or an arbitrator’s award approved by court; and

•
reasonable litigation expenses, including attorney’s fees, incurred by an officer or director or charged to him or her by a court: (a) in a proceeding instituted against him or her by or on behalf of the Company or by another person, (b) in a criminal charge from which he or she was acquitted, or (c) in criminal proceedings in which he or she was convicted of a crime which does not require proof of criminal intent.

The 2005 amendment added an additional category of indemnifiable expenses: reasonable litigation expenses, including attorney’s fees, incurred by the officer or director as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent.

A company may indemnify an officer or director after the fact, to the extent it is approved by the audit committee, board of directors and shareholders. With respect to undertakings to indemnify in the future, prior to the 2005 amendment the Companies Law required that the undertaking be limited to types of occurrences which, in the opinion of the company’s board of directors, can be foreseen and to an amount the board of directors has determined is reasonable under the circumstances. The 2005 amendment slightly modifies this condition. It limits indemnification to occurrences deemed foreseeable by the board of directors “in light of the actual activities of the company at the time the undertaking to indemnify is entered into”. In addition, in lieu of limiting the indemnification to a maximum amount, the limit can be based on specified criteria. Finally, the undertaking must set forth the events deemed foreseeable by the board of directors and the maximum amount or criteria that the board of directors has determined to be reasonable under the circumstances. The 2005 amendment applies the foregoing limitations on indemnifiable events and indemnification amount (or criteria) only to financial obligations imposed by a court judgment, settlement or court-approved arbitration award but not to litigation expenses incurred.

In light of these amendments, our board of directors has approved, subject to the approval of our shareholders, an amendment to Article 69 of our Articles of Association in order to more accurately reflect the current provisions of the Companies Law and which will permit us to continue to indemnify our directors and office holders to the fullest extent permitted by law.

The full text of Article 69 of our Article of Association, marked to show the extent of the proposed amendment, is set forth in Appendix A to this Proxy Statement.

It is proposed that at the meeting the following resolutions be adopted:

Proposal 1

“RESOLVED, that paragraph (b) of Article 69 of the Articles of Association of the Company be, and it hereby is, replaced in its entirety with paragraph (b) below and that paragraph (e) below be, and it hereby is, added to the end of Article 69:

(b)
Subject to the provisions of the Companies Law, the Company may indemnify an Office Holder in respect of an obligation imposed on or expense incurred by such Office Holder in respect of an act performed in him in his capacity as an Office Holder, as follows:

(i)	a financial obligation imposed on an Office Holder in favor of another person by a court judgment, including a settlement or an arbitrator's award approved by court;

(ii)
reasonable litigation expenses, including attorney’s fees, incurred by an Office Holder as a result of an investigation or proceeding instituted against the Office Holder by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the Office Holder and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; and

(iii)
reasonable litigation expenses, including attorneys’ fees, incurred by an Office Holder or which were imposed on an Office Holder by a court in proceedings instituted against the Office Holder by the Company or on its behalf or by any other person, or in a criminal charge on which the Office Holder was acquitted, or in a criminal proceeding in which he was convicted of a criminal offense that does not require proof of criminal intent.

The Company may (aa) undertake in advance to indemnify an Office Holder as aforesaid, provided that, in respect of Article 69(b)(i), the undertaking is limited to events which in the opinion of the Board are foreseeable in light of the Company’s actual operations when the undertaking to indemnify is given, and to an amount or criteria set by the Board as reasonable under the circumstances, and further provided that such events and amount or criteria are set forth in the undertaking to indemnify and (bb) indemnify an Office Holder as aforesaid following a determination to this effect made by the Company after the occurrence of the event in respect of which such Office Holder will be indemnified.

(e)
Any amendment to the Companies Law adversely affecting the right of any Office Holder to be indemnified or insured pursuant to this Article 69 shall be prospective in effect, and shall not affect the Company’s obligation or ability to indemnify or insure an Office Holder for any act or omission occurring prior to such amendment, unless otherwise provided by applicable law.”

Approval of the above resolution to amend our Articles of Association will require the affirmative vote of not less than 75% of the ordinary shares present at the meeting, in person or by proxy, and voting on the resolution. However, since one or more of our current directors may be deemed to be “controlling shareholders,” the above proposal will be approved only if (i) the shares voted in favor of the above resolution include at least one-third of the shares voted by shareholders who do not have a personal interest in such matter or (ii) the total number of shares of such non-interested shareholders voted against such matter does not exceed 1% of the voting rights in ECI.

For the purpose of the vote on this resolution, each shareholder is asked to indicate on the enclosed proxy card whether or not he or she has a personal interest in this matter. Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any member of the shareholder’s immediate family (or spouses thereof) or a personal interest of an entity in which the shareholder (or such family member thereof) serves as a director or the chief executive officer, or owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or the chief executive officer and (ii) excludes an interest arising in itself from the ownership of shares in the Company.

Our board of directors recommends a vote FOR approval of this proposed resolution.

ITEM 2 - AMENDMENT TO TERMS OF DIRECTORS’ INDEMNIFICATION

Under the Companies Law, the indemnification of directors requires the approval of our audit committee, followed by our board of directors and then by our shareholders.

Following approval by our audit committee and board of directors, at the Extraordinary General Meeting of our shareholders held on February 7, 2002, our shareholders ratified and clarified the terms of indemnification for our directors, and at the Annual General Meeting of shareholders held on November 19, 2002 our shareholders approved an amendment to such terms of indemnification. Our audit committee and board of directors have approved revised terms of indemnification for our directors as described below, subject to shareholder approval and subject to the approval by shareholders of the amendment to our Articles of Association proposed in Item 1. Our audit committee and board of directors believe that providing indemnification to directors is an important factor in attracting and retaining highly-qualified individuals to serve on our board of directors and in motivating such individuals to devote their maximum efforts toward the advancement of our company.

The terms of indemnification are contained in an Indemnification Letter provided by us to each director and acknowledged by him or her. Appendix B to this Proxy Statement sets forth the substantive form of the proposed revised Indemnification Letter, marked to show the extent of the proposed amendments.

If the amendment to our Articles of Association proposed in Item 1 above or the proposed amendments to the Indemnification Letter are not approved, the existing Indemnification Letters (which were approved by shareholders) will continue to be in effect.

It is proposed that at the meeting the following resolution will be adopted (subject to prior adoption of the resolution to amend our Articles of Association proposed in Item 1 above):

Proposal 2

“RESOLVED, to approve, ratify and clarify the Company's authority to indemnify each director of the Company, who may serve the Company from time to time (whether or not he or she may be deemed to be a controlling shareholder), to the fullest extent permitted by law, and to provide him or her with the Indemnification Letter substantially in the terms set forth as Appendix B to the Proxy Statement relating to the Extraordinary General Meeting of the Company to be held on March 22, 2007.”

Approval of the above resolution will require the affirmative vote of a majority of shares present at the meeting, in person or by proxy, and voting on the resolution. However, since one or more of our current directors, or our future directors, may be deemed, from time to time, to be “controlling shareholders” and/or the provision of the said indemnification with respect to certain directors may be deemed an extraordinary transaction in which a “controlling shareholder” has a personal interest, the above proposal, solely as regards such directors, will be approved only if (i) the shares voted in favor of the above resolution include at least one-third of the shares voted by shareholders who do not have a personal interest in such matter or (ii) the total number of shares of such non-interested shareholders voted against such matter does not exceed 1% of the voting rights in ECI. If the said resolution is approved but neither of these special voting provisions is satisfied, the existing Indemnification Letters will continue to be in effect with respect to those directors for whom such special voting provisions were required, but the proposed amendments to the Indemnification Letters shall apply to all other directors.

For the purpose of the vote on this resolution, each shareholder is asked to indicate on the enclosed proxy card whether or not he or she has a personal interest in this matter (see Item 1 above for the definition of “personal interest”).

Our board of directors recommends a vote FOR approval of this proposed resolution.

ITEM 3 - APPROVAL OF A CONSULTACY AGREEMENT WITH NIEL RANSOM,
A DIRECTOR OF THE COMPANY

Under the Companies Law, the terms of compensation of our directors must be approved by our audit committee, board of directors and shareholders, in that order.

Pursuant to the terms of an agreement (the “Consultancy Agreement”) with Niel Ransom, who has served as a director of ECI since May 2006, Mr. Ransom will provide ECI with consulting services regarding its strategy and business development, as well as such other services as ECI may reasonably request from time to time. Mr. Ransom will dedicate at least 2 days per month to the performance of these services. ECI will pay Mr. Ransom a fee of $4,000 per month for such services, which will be in addition to the annual directors fees and other compensation approved in connection with Mr. Ransom servicing a director.

Our board of directors has approved the Consultancy Agreement, following approval by our audit committee. If approved by shareholders, the Consultancy Agreement will be effective from September 1, 2006 through August 31, 2007, unless terminated by either party upon sixty days written notice.

The foregoing in merely a summary of certain of the terms of the Agreement, and reference should be made to the full text of the Consultancy Agreement, which is set forth in Appendix C hereto.

It is proposed that at the meeting the following resolution be adopted:

Proposal 3

“RESOLVED that the consultancy agreement between ECI and Niel Ransom, as approved by the audit committee and board of directors of ECI, be, and it hereby is, approved.”

Approval of this proposal will require the affirmative vote of a simple majority of the shares present, in person or by proxy, and voting on the matter.

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 4 - REGISTRATION RIGHTS AGREEMENT WITH OUR TWO LARGEST SHAREHOLDERS

ECI’s two largest shareholders are M.A.G.M. Chemistry Holdings Ltd., a wholly owned subsidiary of Koor Industries Ltd., or “Koor”, and Clal Electronics Industries Ltd., a wholly owned subsidiary of Clal Industries & Investments Ltd., or “Clal”. Together these two companies beneficially own approximately 40.4% of ECI’s outstanding shares. For additional details of such shareholdings, including the relationship of both Koor and Clal to the IDB Group, see the section “Ownership of ECI Shares”, commencing on page 2 above.

Koor and Clal are considered “affiliates” of ECI under the Securities Act of 1933, as amended (the “Securities Act”), which limits the number of ECI shares they may sell on the NASDAQ Stock Market without an effective registration statement under the Securities Act. Koor and Clal are also considered “controlling shareholders” of ECI under the Companies Law, which means that any transaction between ECI and any of them, including the registration under the Securities Act of their shares in ECI, requires the approval of our audit committee, board of directors and a special majority of our shareholders.

ECI proposes to enter into a Registration Rights Agreement (the “Agreement”) to enable ECI, Koor and Clal to respond rapidly to market opportunities that may arise and to establish a clear framework for the registration of ECI shares held by Koor and Clal and their respective subsidairies (referred to below as the “Shareholders”). Sales into the market of ECI shares held by the Shareholders would increase the public float and liquidity of our shares, which is expected to benefit all our shareholders. The Agreement will set forth the mutual rights and obligations of the parties in connection with registrations of shares of ECI under the Securities Act that may occur from time to time. Registration rights agreements are not unusual with regard to major shareholders, and ECI entered into such an agreement with the Ofer Ships and the Dovrat Entities in 2002.

However, it should be noted that sales into the market of a substantial number of our shares, or the perception that such sales may occur, may cause a decline in the market price of such shares.

As described in our Annual Report on Form 20-F/A for the year ended December 31, 2005, Koor and Clal have registration rights pursuant to agreements entered into in 1990 and 1996 for a number of the shares owned by them (totalling between 7.1 million and 8.1 million). It is proposed that if the Agreement is approved at the meeting, such agreements would terminate.

The following is a summary of the provisions of the Agreement, which is qualified in its entirety by the copy of the Agreement attached hereto as Appendix D.

The Agreement gives the Shareholders the right to request, from time to time, that ECI effect a registration under the Securities Act in connection with the proposed public sale of ECI Ordinary Shares that are held by them (commonly known as “demand” registration rights). In addition, if ECI proposes to register for public sale any of its Ordinary Shares under the Securities Act, the Shareholders would be entitled to request that ECI include some of their Ordinary Shares in such registration (commonly known as “piggyback” registration rights). The Agreement has a term of ten years. During this period the Shareholders are entitled to four demand registrations and unlimited piggyback registrations.

The demand and piggyback registrations are subject to customary covenants and conditions, such as possible limitations on the number of shares that may be underwritten (commonly known as “underwriter cut-backs”) and cross-indemnification for liabilities and expenses that may be incurred in connection with the registration. In the event that ECI, from time to time, effects an underwritten public offering of ECI Ordinary Shares held by the Shareholders, either at their request or upon ECI’s initiative, the Agreement requires ECI to enter into an underwriting agreement in a form usual and customary for such offerings. Underwriting agreements typically include, among other things, an undertaking of the issuer to indemnify the underwriters and selling shareholders for liabilities and expenses that may be incurred in connection with the public offering.

Demand registrations are also subject to certain customary limitations, such as an anticipated aggregate offering price of at least $20 million and the right of ECI, exercisable once in any 12-month period, to postpone a demand registration for up to 90 days if it believes that effecting a registration then would be detrimental to ECI and its shareholders. Upon certain conditions, the Shareholders are entitled to assign their registration rights under the Agreement to transferees of the Ordinary Shares.

Pursuant to the Agreement, all expenses incurred in connection with any piggyback registration will be borne by ECI, excluding underwriters’ discounts or commissions attributable to the ECI shares of selling shareholders and excluding expenses of the selling shareolders. All expenses incurred in connection with any demand registration in which ECI does not sell shares for its own account will be borne by the selling shareholders. With respect to demand registrations in which ECI sells shares for its own account: (i) with respect to the first two demand registrations, all expenses incurred will be borne by ECI, excluding underwriters’ discounts or commissions attributable to the shares of selling shareholders and excluding expenses of the selling shareholders; and (ii) with respect to the third and fourth demand registrations, all expenses incurred by ECI will be shared by ECI and the selling shareholders (pro rata based on the number of shares being registered) and all expenses of the selling shareholders will be borne by the selling shareholders.

The Agreement includes a covenant of the Shareholders not to sell any of their Ordinary Shares covered by the Agreement for 90 days following the effective date of any underwritten public offering (commonly known as a “lock-up” agreement). This covenant, which is a customary condition of underwritten public offerings, applies whether or not the Shareholders are selling shares in the public offering.

The Agreement clearly delineates the customary rights and obligations of the Shareholders regarding the registration of their Ordinary Shares and binds them to a lock-up covenant, as described above. ECI’s audit committee and board of directors believe that the Agreement is in the best interests of ECI and have approved the Agreement, subject to shareholder approval. If the Agreement is approved at the Meeting, then future public offerings of ECI shares that include Ordinary Shares of the Shareholders will not be subject to the delays entailed by the need to obtain shareholder approval. This will enable ECI to respond rapidly to market opportunities in the event that ECI or such shareholders desire to sell ECI shares on the NASDAQ Stock Market.

It is proposed that at the meeting the following resolution be adopted:

Proposal 4

“RESOLVED that the Registration Rights Agreement between ECI and the wholly owned subsidiaries of Koor Industries Ltd. and Clal Industries & Investments Ltd., as set forth in Appendix D to the Proxy Statement relating to the Extraordinary General Meeting of the Company to be held on March 22, 2007.”

Approval of the above resolution will require the affirmative vote of a majority of shares present at the meeting, in person or by proxy, and voting on the resolution. However, since this proposed Registration Rights Agreement is deemed to be an extraordinary transaction in which a “controlling shareholder” has a personal interest, the above proposal will be approved only if (i) the shares voted in favor of the above resolution include at least one-third of the shares voted by shareholders who do not have a personal interest in such matter or (ii) the total number of shares of such non-interested shareholders voted against such matter does not exceed 1% of the voting rights in ECI.

For the purpose of the vote on this resolution, each shareholder is asked to indicate on the enclosed proxy card whether or not he or she has a personal interest in this matter (see Item 1 above for the definition of “personal interest”).

Our board of directors recommends a vote FOR approval of this proposed resolution.

By order of the Board of Directors,
SHLOMO DOVRAT
Chairman of the Board of Directors
RAFI MAOR
President and Chief Executive Officer
Dated:  February 15, 2007

APPENDIX A

TEXT OF ARTICLE 69 OF THE COMPANY’S ARTICLES OF ASSOCIATION
(Changes shown: proposed new text is underlined, text proposed to be deleted is struck-through)
___________________

INSURANCE AND INDEMNITY
69. Insurance, Indemnity and Exculpation

(a)
Subject to the provisions of the Companies Law, the Company may enter into a contract for the insurance of all or part of the liability of an Office Holder with respect to an obligation imposed on such Office Holder due to an act performed by him in his capacity as an Office Holder of the Company arising from any of the following:

(i) a breach of his duty of care to the Company or to another person;

(ii)	a breach of his duty of loyalty to the Company, provided that the Office Holder acted in good faith and had reasonable cause to assume that such act would not prejudice the interests of the Company;

(iii)	a financial obligation imposed on such Office Holder in favor of another person;

(b)
Subject to the provisions of the Companies Law, the Company may ~~undertake to~~ indemnify an Office Holder in respect of an obligation ~~or expense specified below that may be~~ imposed on or expense incurred by such Office Holder ~~due to~~ in respect of an act performed by him in his capacity as an Office Holder~~)~~ as follows:

(i)
a financial obligation imposed on an Office Holder in favor of another person by a court judgment, including a ~~compromise judgment~~ settlement or an arbitrator’s award which has been confirmed by a court;

(ii)
reasonable litigation expenses, including attorney’s fees, incurred by an Office Holder as a result of an investigation or proceeding instituted against the Office Holder by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the Office Holder and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; and

(iii)
reasonable litigation ~~costs~~ expenses, including ~~lawyers’~~ attorneys’ fees, ~~expended~~ incurred by an Office Holder or which were imposed on an Office Holder by a court in proceedings instituted against ~~him~~ the Office Holder by the Company or ~~in its name~~ on its behalf or by any other person, or in a criminal charge on which ~~he~~ the Office Holder was acquitted, or in a criminal ~~charge on~~ proceeding in which he was convicted ~~for~~ of a criminal offense that does not require proof of criminal intent.

The Company may (aa) undertake in advance to indemnify an Office Holder as aforesaid ~~(aa) prospectively~~, provided that, in respect of Article 69(b)(i), the undertaking is limited to ~~categories of~~ events which in the opinion of the Board ~~can be foreseen~~ are foreseeable in light of the Company’s actual operations when the undertaking to indemnify is given, and to an amount or criteria set by the Board as reasonable under the circumstances, and further provided that such events and amount or criteria are set forth in the undertaking to indemnify and (bb) ~~retroactively~~ indemnify an Office Holder as aforesaid following a determination to this effect made by the Company after the occurrence of the event in respect of which such Office Holder will be indemnified.

A-1

(c)	the Company may, in advance, exculpate an Office Holder from all or some of his responsibility for damage resulting from the Office Holder’s breach of his duty of care to the Company.

(d)
The foregoing provisions of this Article are not intended, and shall not be interpreted, to restrict the Company in any manner in respect of (i) the procurement of insurance, the indemnification or the release in connection with any person who is not an Office Holder, including, without limitation, any employee, agent, consultant or contractor of the Company who is not an Office Holder, and/or (ii) the procurement of insurance or the indemnification in connection with any Office Holder to the extent that such insurance and/or indemnification is not specifically prohibited under law; provided that the procurement of any such insurance and/or the provision of any such indemnification shall be approved by the Board and, where required, by the Audit Committee.

(e)
Any amendment to the Companies Law adversely affecting the right of any Office Holder to be indemnified or insured pursuant to this Article 69 shall be prospective in effect, and shall not affect the Company’s obligation or ability to indemnify or insure an Office Holder for any act or omission occurring prior to such amendment, unless otherwise provided by applicable law.

A-2

 APPENDIX B
INDEMNIFICATION LETTER
(Changes shown: proposed new text is underlined, text proposed to be deleted is struck-through)

Text of Indemnification Letter from the Company to its Directors to be acknowledged by the recipient
___________________

[ECI LETTERHEAD]

Date: ___________
To:

Dear _______________:

Letter of Indemnification

ECI Telecom Ltd. (“ECI”) hereby undertakes to indemnify you, as a director of ECI, to the fullest extent permitted by law, in respect of obligations and costs specified below that may be imposed on or incurred by you in connection with and in the scope of your acts and omissions as a director of ECI (including activities in which you participated prior to the date of this indemnification letter), as follows:

(i)  a financial obligation imposed on you in favor of another person by a court judgment, including a ~~compromise judgment~~ settlement or an arbitrator’s award which has been confirmed by a court; ~~and~~

(ii) reasonable litigation expenses, including attorney’s fees, incurred by you as a result of an investigation or proceeding instituted against you by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against you and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; and

(iii) reasonable litigation expenses ~~costs~~, including ~~lawyers’~~ attorneys’ fees, ~~expended~~ incurred by you or which were imposed on you by a court, in proceedings instituted against you by ECI or ~~in its name~~ on its behalf or by any other person, or in a criminal charge of which you were acquitted, or in a criminal ~~charge on~~ proceeding in which you were convicted ~~for~~ of a criminal offense that does not require proof of criminal intent.

The above indemnification will also apply to any action taken by you in your capacity as a director and/or officer of any other company controlled, directly or indirectly, by ECI, or in your capacity as a director (or observer at meetings of the board of directors) of a company not controlled by ECI but where your appointment as a director (or observer) results from ECI’s holdings in such company.

Indemnification according to this letter will be subject to applicable law and to the following terms and conditions:

1. ~~That you~~ You shall notify ECI within a reasonable time of your learning of any legal proceedings instigated or initiated against you in connection with any event that may give rise to indemnification and that you provide ECI, or anyone specified by ECI, with all documents related to the proceeding in question.

2. Other than with regard to proceedings that have been initiated against you by ECI or in its name:

2.1  ECI reserves the right to represent you in the proceedings or to appoint any legal counsel of its choice for this purpose (unless its choice of legal counsel is unacceptable to you for reasonable reasons). ECI or such legal counsel will take all necessary steps to bring the matter to a close and will keep you informed of key steps in the process. The appointed counsel will be bound by a fiduciary duty to you and to ECI. If a conflict of interests should arise between the appointed counsel and yourself, counsel will inform ECI and you will be entitled to appoint a different counsel reasonably acceptable to ECI and the terms of this indemnification letter shall apply to the new appointment.

2.2  If, in accordance with this Section 2, ECI has taken upon itself the conduct of your defense, then ECI’s obligation to advance or reimburse you for your legal fees and expenses that you may incur in connection with your defense shall be only pursuant to Section 2.1 or to the extent that it has expressly agreed to do so in writing subsequent to this letter of indemnification.

2.3  ECI will have no liability or obligation pursuant to this indemnification letter to indemnify you for any amount expended by you pursuant to any compromise or settlement agreement reached in any suit, demand or other proceeding as aforesaid without ECI’s written consent to such compromise or settlement.

2.4  In the event of criminal proceedings, ECI and legal counsel will not have the right to plead guilty in your name or to agree to a plea-bargain in your name without your consent. In a civil proceeding (whether before a court or an arbitrator or as a part of a settlement or a compromise arrangement), ECI and legal counsel will not have the right to admit to any occurrences that are not indemnifiable pursuant to this letter and/or pursuant to law, without your consent. However, the aforesaid will not prevent ECI, and legal counsel with the approval of ECI, to come to a financial arrangement with a plaintiff in a civil proceeding without your consent provided that such arrangement will not be an admittance of an occurrence not indemnifiable pursuant to this letter and/or pursuant to law. In addition, if ECI should decide to settle by arbitration or a settlement or any other compromise arrangement, it shall be allowed to do so as long as the proceedings against you are terminated first or in parallel.

2.5  If ECI so requests, you will sign any document that will empower it or any appointed counsel to represent you and defend you in any proceeding as stated above. You will cooperate, as reasonably requested, with ECI and any appointed legal counsel and ECI shall cover all related expenses so that you will not have to make any payments or incur any expenses yourself.

3.~~That~~ ECI will not be required to pay any amounts under this letter of indemnification that were, in fact, already paid to you or on your behalf through or in connection with insurance or any other indemnification obligations undertaken to you by anyone in ECI. ECI will be entitled to any and all amounts collected from a third party in connection with liabilities indemnified hereunder.

4.~~That u~~Upon your request for payment in connection with any indemnifiable event pursuant to this indemnification letter, ECI shall complete all the necessary arrangements required by the law for payment and shall use its best efforts to obtain the necessary authorizations, if required. If any authorization should be required for payment, and such payment is not so authorized for any reason, such payment or the relevant part thereof will be subject to the approval of the court (if relevant) and ECI shall use its best efforts to obtain such authorization.

5.~~That in the event that you are indemnified and paid amounts in accordance with this letter of indemnification in connection with a legal proceeding, and subsequent thereto, it becomes evident~~ ECI shall advance you any costs or expenses described herein, provided that if it shall be determined that you were not entitled to such amounts, ~~such amounts are to be considered as a loan given to you by ECI subject to interest at the rate specified in section 3(9) of the Income Tax Ordinance or any successor section. You~~ you shall promptly repay such amounts in accordance with the payment plan and schedule determined by ECI in writing. You shall qualify for advances solely upon the execution and delivery to ECI of an undertaking providing that you undertake to promptly repay the advance to the extent that it is ultimately determined by a court of competent jurisdiction, in a final and non-appealable order that you are not entitled to be indemnified by ECI.

6.~~That y~~You shall continue to remain entitled to indemnification by ECI as provided in this letter of indemnification after you are no longer a director of ECI, provided that the events that give rise to the payments, costs and expenses for which indemnification is being sought occurred while you were a director.

7.~~That~~ ECI will not indemnify you for any amounts you may be obligated to pay in respect of the following matters:

7.1 A breach of your duty of loyalty to ECI, unless you acted in good faith and had reasonable cause to assume that the action would not prejudice the interests of ECI.

7.2 A breach of the duty of care made intentionally or with recklessness (“pzizut”), as established by the judicial authority that ruled in the relevant proceeding.

7.3 An intentional act intended to unlawfully yield a personal profit, as established by the judicial authority that ruled in the relevant proceeding.

7.4 A fine or a penalty imposed on you.

7.5 A counterclaim made by ECI or in its name in connection with a claim against ECI filed by you.
8.The indemnification set forth in clause (i) of the introductory paragraph of this letter of indemnification shall include all the financial obligations ~~and the costs incurred by you that are covered by clauses (i) and (ii~~i~~) of the introductory paragraph of this letter,~~ relating to each of the following matters ~~subjects~~. ECI’s board of directors has determined that the following matters are foreseeable in light of ECI’s actual operations:

8.1 Any offering by ECI of securities in ECI, and/or any sale of securities in ECI by a shareholder, to private investors and/or to the public and listing of such securities, and/or the offer by ECI to purchase securities from the public and/or from private investors or other holders, and any undertakings, representations, warranties and other obligations related to any such offering or sale and ECI’s status as a public company or as an issuer of securities.

8.2 Occurrences resulting from ECI’s status, obligations and/or actions as a public company, and/or the fact that ECI’s securities were issued to the public or to private investors and/or are traded on a stock exchange (including Nasdaq Stock Market), whether in Israel or abroad, including without derogating from the generality of the foregoing, fraudulent disclosure claims, failure to comply with securities law disclosure rules and other claims relating to relationships with investors and the investment community.

8.3 Occurrences in connection with ECI’s business operations and activities including, without limitation, the purchase, distribution, marketing and sale of ECI’s equipment and/or products and/or any marketing plans and/or publications.

8.4 Actions in connection with ECI’s undertakings, activities and communications with the authorities with respect to its business operations and activities including, without limitation, the purchase, distribution, marketing and sale of ECI’s equipment and/or products and/or any marketing plans and/or publications.

8.5 Actions in connection with i~~I~~nvestments made by ECI and/or its subsidiaries and/or its affiliates in other entities whether before and/or after the investment is made, entering into the transaction, the execution, development and monitoring thereof, including actions taken or alleged omissions by you in the name of ECI and/or any subsidiary thereof and/or any affiliate thereof as a director, officer, employee and/or a board observer of the entity which is the subject of the transaction and the like.

8.6 The merger, acquisition or other business combination or any such proposed transaction of ECI, any subsidiary thereof and/or any affiliate thereof with or into another entity and/or the sale or proposed sale of the operations and/or business, or part thereof, of ECI, any of its subsidiaries and/or any of its affiliates.

8.7 Actions in connection with l~~L~~abor relations and/or employment matters in ECI, its subsidiaries and/or its affiliates and trade relations of ECI, its subsidiaries and/or its affiliates, including with employees, independent contractors, customers, suppliers and various service providers.

8.8 Actions in connection with t~~T~~he testing of equipment and/or products developed and/or marketed by ECI, its subsidiaries and/or its affiliates and/or in connection with the distribution, sale, license or use of such equipment and/or products, including product liability claims.

8.9 Actions in connection with t~~T~~he intellectual property of ECI, its subsidiaries and/or its affiliates, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims related to intellectual property.

8.10 Actions taken (or alleged omissions) pursuant to or in accordance with the policies and procedures of ECI, its subsidiaries and/or its affiliates, whether such policies and procedures are published or not.

8.11 The borrowing or other receipt of funds and any other financing transaction or arrangement, or any such proposed transaction, agreement or arrangement.

8.12 Occurrences in connection with t~~T~~he sale, purchase and holding of negotiable securities or other investments for or in the name of ECI, and/or a subsidiary and/or an affiliate.

8.13 The exposure to market risks (including, without limitation, movements in currency-exchange rates and interest rates) and the management thereof.

8.14 Class actions, derivative actions or any other legal proceedings against you and/or ECI and/or any of its subsidiaries or affiliates, in connection with your role and/or activities in ECI or on its behalf.

8.15 Anti-competitive acts and acts of commercial wrongdoing.

8.16 Acts in regard of invasion of privacy including, without limitation, with respect to databases and acts of slander.

8.17 Violations of laws requiring the Company to obtain regulatory and governmental licenses, permits and authorizations in any jurisdiction.

8.18 ~~15~~Any other actions which can be anticipated for companies of the type of ECI, and which the Board of Directors may deem appropriate.

9. Although ECI cannot accurately predict the maximum exposure with respect to any of the matters enumerated in Section 8 above ~~subjects~~, ECI believes that an amount of US$ 30,000,000 (thirty million United States dollars) per subject (under this letter of indemnification together with any prior and future indemnification letter, if granted to you), is a reasonable maximum for the indemnification obligations set forth ~~herein~~ in clause (i) of the introductory paragraph of this letter of indemnification; however, the total amount of ~~I~~indemnification obligations set forth in clause (i) of the introductory paragraph of this letter of indemnification that ECI undertakes towards all persons whom it has resolved to indemnify for all the above ~~subjects~~ matters in the circumstances described therein, jointly and in the aggregate, shall not exceed a maximum amount equal to US$225,000,000 (two hundred and twenty five million United States dollars)~~, or such other sum as shall, from time to time, be approved by the directors of ECI~~. However, in the event you would have been entitled to additional indemnification but for this maximum, ECI will consider in good faith increasing this maximum and/or indemnifying you retroactively for financial obligations in excess of this maximum, on a case-by-case basis, subject to applicable law.

10. For the avoidance of doubt, it is hereby clarified that nothing contained in this letter derogates from ECI’s right to indemnify you post factum, subject to applicable law, for any amounts which you may be obligated to pay (including financial obligations imposed on you following class actions proceedings, if applicable) without the limitations set forth above.

11. If any undertaking included in this indemnification letter is held invalid or unenforceable, such invalidity or unenforceability will not affect any of the other undertakings which will remain in full force and effect. Furthermore, if such invalid or unenforceable undertaking may be modified or amended so as to be valid and enforceable as a matter of law, such undertakings will be deemed to have been modified or amended, and any competent court or arbitrator are hereby authorized to modify or amend such undertaking, so as to be valid and enforceable to the maximum extent permitted by law.

12. This letter of indemnification and all issues related thereto shall be governed by the laws of Israel, without giving effect to any conflicts of law principles. The courts in Tel Aviv, Israel shall have the exclusive local and international jurisdiction in connection with all matters that arise regarding this letter of indemnification.

Very truly yours,

ECI Telecom Ltd.

By: ________________________

                                    ________________________
Name     Position

I accept the terms and conditions of the above letter of indemnification.

________________________     ________________________
Director                   Date

APPENDIX C

CONSULTANCY AGREEMENT
___________________

AGREEMENT

Made as of the first day of September, 2006

By and between

ECI Telecom Ltd. with offices at 30, Hasivim Street, Petach Tikva, Israel
(“ECI”)

and

Niel Ransom, Ransomshire Assoc., Inc., 400 Wellspring Farms Lane, Rolesville, NC 27571, USA (“Consultant”)

Declarations

1.	ECI requires certain consulting services.

2.	Consultant is willing and able to provide such services.

The parties agree as follows:

1. Services

a.
Consultant will provide ECI with consulting services regarding its strategy and business development, as well as such other services as ECI may reasonably request from time to time (hereinafter the “Services”). Consultant will dedicate at least 2 days per month to the performance of the Services.

b.
Consultant will report to ECI with respect to Services rendered, including the hours devoted and activities undertaken in connection therewith, in such form and at such intervals as ECI may reasonably require.

c.	In carrying out the Services, Consultant will not have, and will not purport to have, the authority to make any undertaking on behalf ECI or to bind it in any way.

2.	Remuneration/Expenses

a.	As consideration for the Services, ECI will pay Consultant a monthly fee of $ 4,000 (four thousand dollars).

b.	ECI will reimburse Consultant for reasonable travel and other expenses incurred by him in rendering the Services, in accordance with ECI’s policies in effect from time to time.

3.	Term/Termination

a.
This agreement shall enter into effect as of the date first written above and remain in effect until 31 August 2007; provided however that it may be terminated by either party upon 60 days written notice.

b.
This agreement may be terminated by either party with immediate effect, if the other party, having committed a material breach hereof, shall fail to correct the same within fifteen days of written notice thereof.

4. Intellectual Property

The Consultant acknowledges that any reports, analyses or results obtained in connection with the Services and all rights to intellectual property in connection therewith are ECI’s exclusive property.

5.	Confidentiality

Consultant undertakes that as long as this agreement is in force and indefinitely thereafter, he will not reveal to any person or entity, any confidential information pertaining to ECI, its business, customers, suppliers, financial condition or business plans. Furthermore, the Consultant agrees not to use such confidential information for any purpose other than the performance of his obligations hereunder.

Upon termination of this agreement, for whatever reason, the Consultant undertakes to deliver to ECI all documents and confidential information in his possession relating to ECI.

6. Non-Competition

Consultant undertakes that during the term of this agreement he will not directly or indirectly provide services of any kind to any person or entity in competition with the business conducted by ECI.

7. No Assignment

This agreement is personal to Consultant. He may not assign any of his rights or obligations without the prior written consent of ECI.

8. No Waiver

No waiver (whether expressed or implied) of any of the provisions of this Agreement or any default in performing any of these provisions shall constitute a continuing waiver and no waiver shall prevent any party from acting upon any subsequent breach of or default by any other party under any of the provisions of this Agreement.

9. No Employment Relationship

Nothing contained herein shall be deemed to create an employer/employee relationship. Consultant is an independent consultant, acting for his own account. Without affecting the generality of the following, Consultant shall pay any tax or other obligatory charge related to his rendering of the Services.

10. Sole Agreement

This Agreement constitutes the entire understanding between the parties with respect to the subject matter hereof. Any prior understanding, undertakings or representations, written or oral, shall be of no force or effect. This Agreement may be amended only by a document signed by the parties hereto.

11. Governing Law

This Agreement shall be governed by the laws of North Carolina. Without affecting the generality of the foregoing, this Agreement is subject to approval by such corporate organs as is required by the Israel Companies Law.

This Agreement done in two originals, each party acknowledging receipt of one.

________________________   _____________________
ECI Telecom Ltd.     Niel Ransom

APPENDIX D

REGISTRATION RIGHTS AGREEMENT
___________________

REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (this "Agreement") made this ____of _________, 2007, by and among ECI Telecom Ltd., an Israeli company listed on the NASDAQ Stock Market (the "Company"), and the shareholders set forth in Schedule I hereto (collectively, the Shareholders”).

W I T N E S S E T H:

WHEREAS, the Shareholders are “controlling shareholders” of the Company as defined in Section 268 of the Israeli Companies Law, 5759-1999 (the “Companies Law”);

WHEREAS, each of the Shareholders currently holds registration rights with respect to a portion of the Ordinary Shares held by it pursuant separate registration rights agreements;

WHEREAS, under the Companies Law, the registration by the Company of Ordinary Shares held by any Shareholder, except as contemplated by its existing registration rights, requires the approval of the Company’s shareholders by special majority; and

WHEREAS, in order to enable both the Company and the Shareholders to respond rapidly to opportunities that may arise, the Company desires to grant at this time to the Shareholders, and the Shareholders desire to obtain, the rights set forth below, subject to the approval of the Company’s shareholders.

NOW, THEREFORE, in consideration of the mutual promises and covenants hereinafter set forth, the parties hereby agree as follows:

1. Definitions. As used herein, the following terms have the following meanings:

“Effective Date” means the date on which this Agreement shall be approved by the Company’s shareholders in accordance with Section 275 of the Companies Law.

“Demanding Holder” means a holder of Ordinary Shares (other than a Holder) whose exercise of a demand registration right is the cause of the relevant registration.

"Holder" means any holder of outstanding Registrable Shares.

"Initiating Holders" means Holders holding at least twenty-five (25%) of the Registrable Shares then outstanding.

“Ordinary Shares” means Ordinary Shares, nominal value NIS 0.12 per share, of the Company.

"Register", "registered" and "registration" refer to a registration effected by filing a registration statement in compliance with the Securities Act, or the equivalent actions under the laws of another jurisdiction.
"Registrable Shares" means (i) all Ordinary Shares held by any Shareholder on the date hereof and set forth on Schedule I hereto and (ii) any Ordinary Shares issued as (or issuable upon the conversion or exercise of any warrant, right or other security which is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the Ordinary Shares described in clause (i) above; excluding in all cases, however, any Registrable Shares (A) transferred to a third party and as to which registration rights under this Agreement are not assigned in accordance with this Agreement or (B) sold to or through a broker or dealer or underwriter in a public distribution or a public securities transaction.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

2. Incidental Registration.

2.1 If (but without any obligation to do so) the Company at any time proposes to register any of its securities (other than (i) in a demand registration under Section 3 of this Agreement, (ii) a registration relating solely to the sale of securities to participants in a Company benefit plan, (iii) a registration relating to a corporate reorganization or other transaction described under Rule 145 of the Act, or (iv) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Shares), it shall give notice to the Holders of such intention. Upon the written request of any Holder given within fourteen (14) days after receipt of any such notice, the Company shall include in such registration all of the Registrable Shares indicated in such request, so as to permit the disposition of the shares so registered.

2.2 In connection with any offering involving an underwriting of shares of the Company’s share capital, the Company shall not be required under this Section 2 to include any of the Holders’ securities in such underwriting unless they accept the terms of the underwriting as agreed upon between the Company and the underwriters selected by it (or by other persons entitled to select the underwriters) and enter into an underwriting agreement in customary form with an underwriter or underwriters selected by the Company and such other agreements as the underwriter(s) may reasonably request. Notwithstanding any other provision of this Section 2, if the managing underwriter advises the Company in writing that marketing factors require a limitation of the number of shares to be underwritten, then there shall be excluded from such registration and underwriting to the extent necessary to satisfy such limitation, first, shares held by shareholders other than (i) the Demanding Holders, if any, and (ii) shareholders with incidental registration rights (on a pro rata basis to their respective holdings); second, to the extent necessary, shares held by shareholders with incidental registration rights (including the Holders) (on a pro rata basis to their respective holdings); third, shares offered by the Company; and lastly, shares registered by the Demanding Holders, if any (on a pro rata basis).

2.3  The Company shall have the right to terminate or withdraw any registration initiated by it under this Section 2 prior to the effectiveness of such registration whether or not any Holder has elected to include securities in such registration. The expenses of such withdrawn registration shall be borne by the Company in accordance with Section 5 hereof.

3.	Demand Registration.

3.1 At any time following the Effective Date, the Initiating Holders may request in writing that all or part of the Registrable Shares shall be registered under the Securities Act. Any such demand must request the registration of shares with an anticipated aggregate offering price of at least twenty million United States dollars ($20,000,000). Within ten (10) days after receipt of any such request, the Company shall give written notice of such request to any other Holders, if any, and shall include in such registration all Registrable Shares held by all such Holders who wish to participate in such demand registration and provide the Company with written requests for inclusion therein within fourteen (14) days after the receipt of the Company's notice. As promptly as practicable thereafter, subject to section 7.1 hereof, the Company shall effect the registration of all Registrable Shares as to which it has received requests for registration under the Securities Act in the request for registration; provided, however, that the Company shall not be required to effect any registration under this Section 3 within a period of ninety (90) days following the effective date of a previous registration.

3.2 If the Initiating Holders intend to distribute the Registrable Shares covered by their request by means of an underwriting, they shall so advise the Company as part of their request made pursuant to Section 3.1 above and the Company shall include such information in the written notice referred to in Section 3.1. In such event the right of any Holder to include its Registrable Shares in such registration shall be conditioned upon such Holder’s participation in such underwriting and the inclusion of such Holder’s Registrable Shares in the underwriting (unless otherwise mutually agreed by a majority in interest of the Initiating Holders and such Holder) and such other agreements as such underwriter(s) shall reasonably request. All Holders proposing to distribute their securities through such underwriting shall enter into an underwriting agreement in customary form with the underwriter. Notwithstanding any other provision of this Section 3, if the managing underwriter advises the Company that marketing factors require a limitation of the number of shares to be underwritten, then the Company shall so advise all Holders of Registrable Shares that would otherwise be underwritten pursuant hereto, and there shall be excluded from such registration and underwriting, to the extent necessary to satisfy such limitation, first shares held by shareholders other than the Holders (on a pro rata basis to their respective holdings), then, to the extent necessary, shares which the Company may wish to register for its own account, and thereafter, to the extent necessary, Registrable Shares held by the Holders (pro rata to the respective number of Registrable Shares held by the Holders participating in the registration). Any Registrable Shares excluded or withdrawn from such underwriting shall be withdrawn from the registration.

3.3 The Company shall not be required to effect a registration pursuant to this Section 3:

(a)  in any particular jurisdiction in which the Company would be required to execute a general consent to service of process in effecting such registration, unless the Company is already subject to service in such jurisdiction; or

(b)  during the period starting with the date sixty (60) days prior to the Company’s good faith estimate of the date of the filing of a Company-initiated registration statement subject to Section 2 above and ending on the date ninety (90) days after the effective date of such registration statement, provided that the Company is actively employing in good faith all reasonable efforts to cause such registration statement to become effective; or

(c)  if the Company shall furnish to Holders requesting a registration statement pursuant to this Section 3, a certificate signed by the Company’s Chief Executive Officer or Chairman of the Board stating that in the good faith judgment of the Board of Directors of the Company, it would be detrimental to the Company and its shareholders for such registration statement to be effected at such time, in which event the Company shall have the right to defer such filing for a period of not more than ninety (90) days after receipt of the request of the Initiating Holders; provided, however, that the Company may only defer the filing of a registration statement pursuant to this Section 3.3(c) only once during any twelve-month period.

3.4 Notwithstanding anything to the contrary herein, the Company shall not be required to effect more than four (4) registrations pursuant to this Section 3, including a request that is subsequently withdrawn at the request of the Initiating Holders unless such withdrawal is based upon a material adverse change in the condition of the Company which was not known to the Initiating Holders at the time of their request or based on a material deterioration in prevailing stock market conditions; provided, however, that a registration shall not count as one of the four (4) permitted registrations pursuant to this Section 3 (i) if the Initiating Holders requesting such registration are not able to register and sell at least 50% of the Registrable Shares requested by such Initiating Holders to be included in such registration or (ii) in the case of a registration that would be the last permitted registration requested pursuant to this Section 3, if the Initiating Holders requesting such registration is not able to register all of the Registrable Shares requested to be included by such Initiating Holders in such registration.

4. Designation of Underwriter. If any of the Registrable Shares covered by a registration requested pursuant to Section 3 is to be sold in an underwritten offering, the Initiating Holders shall have the right to select the managing underwriter(s) to administer the offering subject to the approval of the Company, which will not be unreasonably withheld. In the case of any registration of the Company’s shares pursuant to Section 2, the Company shall have the right to designate the managing underwriter(s) in any underwritten offering.

5. Expenses. All expenses incurred in connection with any registration under Section 2 shall be borne by the Company, excluding underwriter’s discounts or commissions attributable to the sale of Registrable Shares and excluding expenses of the selling Holders. All expenses incurred in connection with any registration under Section 3 in which the Company does not register any primary shares shall be borne by the selling Holders (pro rata based on the number of Registrable Shares being registered). With respect to registrations under Section 3 in which the Company registers any primary shares: (i) with respect to the first two demand registrations thereunder, all expenses incurred shall be borne by the Company, excluding underwriter’s discounts or commissions attributable to the sale of Registrable Shares and excluding expenses of the selling Holders; and (ii) with respect to the third and fourth demand registrations thereunder, all expenses incurred by the Company shall be shared by the Company and the selling Holders (pro rata based on the number of shares being registered) and all expenses of the selling Holders shall be borne by the selling Holders (pro rata based on the number of Registrable Shares being registered). Notwithstanding the foregoing, the Company shall be reimbursed by the selling Holders (pro rata based on the number of Registrable Shares being registered) for any fees and expenses incurred by the Company in connection with a registration process that commenced pursuant to Section 3 if the request to effect the registration is subsequently withdrawn at the request of the Holders that requested the registration.

6. Indemnities. In the event of any registered offering of Registrable Shares pursuant to this Agreement:

6.1 The Company will indemnify and hold harmless, to the fullest extent permitted by law, any Holder, its officers and directors, and any underwriter for such Holder, and each person, if any, who controls the Holder or such underwriter, from and against any and all losses, damages, claims, liabilities, joint or several, and reasonable costs and expenses (including any amounts paid in any settlement effected with the Company's consent and including, for the avoidance of doubt, any amounts relating to Ordinary Shares sold that are not Registrable Shares) to which the Holder, its officers or directors, or any such controlling person and/or any such underwriter may become subject under applicable law or otherwise, insofar as such losses, damages, claims, liabilities (or actions or proceedings in respect thereof), costs or expenses arise out of or are based upon (i) any untrue statement or alleged untrue statement of any material fact contained in the registration statement or included in the prospectus, as amended or supplemented, or (ii) the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances in which they are made, not misleading; provided, however, that the Company will not be liable in any such case to the extent that any such loss, damage, liability, cost or expense arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information furnished in writing by a Holder, such underwriter or such controlling persons in writing specifically for inclusion therein; provided, further, that this indemnity shall not be deemed to relieve any underwriter of any of its due diligence obligations; provided, further, that the indemnity agreement contained in this subsection 6.1 shall not apply to amounts paid in settlement of any such claim, loss, damage, liability or action if such settlement is effected without the consent of the Company.

6.2 Each Holder participating in a registration hereunder will indemnify and hold harmless the Company, its officers and directors, any underwriter for the Company, and each person, if any, who controls the Company or such underwriter, from and against any and all losses, damages, claims, liabilities, and reasonable costs or expenses (including any amounts paid in any settlement effected with the Holder's consent) to which the Company, its officers or directors, or any such controlling person and/or any such underwriter may become subject under applicable law or otherwise, insofar as such losses, damages, claims, liabilities (or actions or proceedings in respect thereof), costs or expenses arise out of or are based on (i) any untrue or alleged untrue statement of any material fact contained in the registration statement or included in the prospectus, as amended or supplemented, or (ii) the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances in which they were made, not misleading; in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was based on information furnished in writing by such Holder specifically for inclusion therein. The foregoing indemnity agreement is subject to the condition that, insofar as it relates to any such untrue statement (or alleged untrue statement) or omission (or alleged omission) made in the preliminary prospectus but eliminated or remedied in the amended prospectus at the time the registration statement becomes effective or in the final prospectus, such indemnity agreement shall not inure to the benefit of (i) the Company and (ii) any underwriter, if a copy of the final prospectus was not furnished to the person or entity asserting the loss, liability, claim or damage at or prior to the time such furnishing is required by the Securities Act; provided, further, that this indemnity shall not be deemed to relieve any underwriter of any of its due diligence obligations; provided, further, that the indemnity agreement contained in this subsection 6.2 shall not apply to amounts paid in settlement of any such claim, loss, damage, liability or action if such settlement is effected without the consent of a majority in interest of the Holders, as the case may be, which consent shall not be unreasonably withheld. In no event shall the liability of a Holder exceed the net proceeds from the offering received by such Holder.

6.3 Promptly after receipt by an indemnified party pursuant to the provisions of Sections 6.1 or 6.2 of notice of the commencement of any action involving the subject matter of the foregoing indemnity provisions, such indemnified party will, if a claim thereof is to be made against the indemnifying party pursuant to the provisions of said Section 6.1 or 6.2, promptly notify the indemnifying party of the commencement thereof. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action, if prejudicial to its ability to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under this Section 6. In case such action is brought against any indemnified party and it notifies the indemnifying party of the commencement thereof, the indemnifying party shall have the right to participate in, and, to the extent that it may wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof with counsel reasonably satisfactory to such indemnified party; provided, however, that if the defendants in any action include both the indemnified party and the indemnifying party and there is a conflict of interests which would prevent counsel for the indemnifying party from also representing the indemnified party, the indemnified party or parties shall have the right to select one separate counsel to participate in the defense of such action on behalf of such indemnified party or parties. After notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party will not be liable to such indemnified party pursuant to the provisions of said Sections 6.1 or 6.2 for any legal or other expense subsequently incurred by such indemnified party in connection with the defense thereof, unless (i) the indemnified party shall have employed counsel in accordance with the proviso of the preceding sentence or (ii) the indemnifying party has authorized the employment of counsel for the indemnified party at the expense of the indemnifying party. No indemnifying party will consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

6.4 If recovery is not available under the foregoing indemnification provisions, for any reason other than as specified therein, the parties entitled to indemnification by the terms thereof shall be entitled to contribution to liabilities and expenses as more fully set forth in an underwriting agreement to be executed in connection with such registration. In determining the amount of contribution to which the respective parties are entitled, there shall be considered the parties' relative knowledge and access to information concerning the matter with respect to which the claim was asserted, the opportunity to correct and prevent any statement or omission, and any other equitable considerations appropriate under the circumstances.

6.5 Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

7. Obligations of the Company. Whenever required under this Agreement to effect the registration of any Registrable Shares, the Company shall, as promptly as reasonably possible:

7.1 prepare and file with the SEC a registration statement with respect to such Registrable Shares and use its reasonable best efforts to cause such registration statement to become effective as soon as practicable thereafter; and before filing a Registration Statement or Prospectus or any amendments or supplements thereto, furnish to the Holders of Registrable Shares covered by such Registration Statement and the underwriter or underwriters, if any, copies of all such documents proposed to be filed, including documents incorporated by reference in the Prospectus and, if requested by such Holders, the exhibits incorporated by reference, and such Holders shall have the opportunity to object to any information pertaining to such Holders that is contained therein and the Company will make the corrections reasonably requested by such Holders with respect to such information prior to filing any Registration Statement or amendment thereto or any Prospectus or any supplement thereto;

7.2 prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to keep such registration statement effective for a period of not less than 180 days or such shorter period as is necessary to complete the distribution of the securities covered by such Registration Statement and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement during such period in accordance with the intended methods of disposition by the sellers thereof set forth in such registration statement;

7.3 furnish to the Holders such numbers of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of Registrable Shares owned by them;

7.4 use its reasonable best efforts to register or qualify such Registrable Shares under such other securities or blue sky laws of such jurisdictions as any seller reasonably requests and do any and all other acts and things which may be reasonably necessary or advisable to enable such seller to consummate the disposition in such jurisdictions of the Registrable Shares owned by such seller (provided, that the Company will not be required to (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 7.4, (ii) subject itself to taxation in any such jurisdiction or (iii) consent to general service of process in any such jurisdiction);

7.5 in the event of any underwritten public offering, enter into an underwriting agreement with the managing underwriter(s) of such offering, in usual and customary form, provided that each Holder participating in such underwriting shall also enter into such an agreement, and take all such other actions as the Holders of a majority of number of shares of the Registrable Shares being sold or the underwriters, if any, reasonably request in order to expedite or facilitate the disposition of such Registrable Shares (including, without limitation, making members of senior management of the Company available to participate in, and cause them to cooperate with the underwriters in connection with, "road-show" and other customary marketing activities (including one-on-one meetings with prospective purchasers of the Registrable Shares) and cause to be delivered to the underwriters and the sellers, if any, opinions of counsel to the Company in customary form, covering such matters as are customarily covered by opinions for an underwritten public offering as the underwriters may request and addressed to the underwriters and the sellers;

7.6 notify each holder of Registrable Shares covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing, upon which notice and until the prospectus is amended or supplemented, the Holder shall not be entitled to offer or sell any shares pursuant to such prospectus;

7.7 make available, for inspection by any seller of Registrable Shares, any underwriter participating in any disposition pursuant to such registration statement, and any attorney, accountant or other agent retained by any such seller or underwriter, all financial and other records, pertinent corporate documents and other information of the Company reasonably requested by any such seller, underwriter, attorney, accountant or agent in connection with such registration statement;

7.8 cause all such Registrable Shares to be listed on each securities exchange on which similar securities issued by the Company are then listed;

7.9 provide a transfer agent and registrar for all such Registrable Shares and a CUSIP number for all such Registrable Shares, in each case not later than the effective date of such registration;

7.10 if requested, cause to be delivered, immediately prior to the effectiveness of the registration statement (and, in the case of an underwritten offering, at the time of delivery of any Registrable Shares sold pursuant thereto), letters from the Company's independent certified public accountants addressed to each selling Holder (unless such selling Holder does not provide to such accountants the appropriate representation letter required by rules governing the accounting profession) and each underwriter, if any, stating that such accountants are independent public accountants within the meaning of the Securities Act and the applicable rules and regulations adopted by the SEC thereunder, and otherwise in customary form and covering such financial and accounting matters as are customarily covered by letters of the independent certified public accountants delivered in connection with primary or secondary underwritten public offerings, as the case may be; and

7.11 promptly notify each seller of Registrable Shares and the underwriter or underwriters, if any:

(a) when the registration statement, any pre-effective amendment, the prospectus or any prospectus supplement or post-effective amendment to the registration statement has been filed and, with respect to the registration statement or any post-effective amendment, when the same has become effective;

(b) of any comments of the SEC or of any written request by the SEC for amendments or supplements to the registration statement or prospectus;

(c) of the notification to the Company by the SEC of its initiation of any proceeding with respect to the issuance by the SEC of any stop order suspending the effectiveness of the registration statement; and

(d) of the receipt by the Company of any notification with respect to the suspension of the qualification of any Registrable Shares for sale under the applicable securities or blue sky laws of any jurisdiction.

8. Information from Holder. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Agreement with respect to the Registrable Shares of any selling Holder that such Holder shall furnish to the Company such information regarding itself, the Registrable Shares held by it, and the intended method of disposition of such securities as shall be required to effect the registration of such Holder’s Registrable Shares.

9. Assignment of Registration Rights. Any Holder may assign its rights to cause the Company to register Registrable Shares pursuant to this Agreement only to (a) a transferee (or group of affiliated transferees) that, after such assignment or transfer, holds at least 3,000,000 Registrable Shares (subject to appropriate adjustment for stock splits, stock dividends, combinations and other recapitalizations), or (b) any party who acquires ownership or control of such Holder through a merger, consolidation, sale of all or substantial assets or similar business combination; provided that (i) no such rights may be assigned until the Company is given written notice by the transferor at the time of such assignment stating the name and address of such transferee, and the securities with respect to which such registration rights are being assigned, and that any such transferee shall receive such assigned rights subject to all the terms and conditions of this Agreement, including without limitation, the provisions of this Section 9 and (ii) the transferee shall, as promptly as practicable and within 14 days after such transfer, furnish the Company with the transferee's written agreement to be bound by this Agreement.

10. Existing Registration Rights. Any and all registration rights currently held by any Shareholder with respect to any Ordinary Shares are hereby canceled.

11. Lock-Up.

11.1 In the event of an underwritten public offering by the Company of any securities of the Company, and upon the request of the managing underwriter of such offering from security holders of the Company who hold securities of the Company in the amount that is equal or exceed the threshold set by such managing underwriter, and who include a Holder (or group of affiliated Holders), such Holder hereby agrees that it will not sell any of the Registrable Shares for a period commencing on the date requested by such managing underwriter and ending 90 days after the effective date of the offering and undertakes to (and cause any transferee to) execute a “lock-up” agreement in the form provided by such underwriter.

11.2 In order to enforce the foregoing covenant, the Company may impose stopȭtransfer instructions with respect to the Registrable Shares of each Holder (and the shares or securities of every other person subject to the foregoing restriction) until the end of the applicable period. For the avoidance of doubt, the underwriters, if any, in connection with a registration hereunder, are intended third party beneficiaries of this Section 11 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto.

12. Public Information. The Company undertakes to comply with the current public information requirements of Rule 144 and shall furnish thereafter to any Holder, upon request, a written statement executed by the Company as to the steps it has taken to so comply.

13. Effectiveness and Termination of Registration Rights. This Agreement shall become effective on the Effective Date. Notwithstanding anything to the contrary in this Agreement, no Holder shall be entitled to exercise any right provided for in this Agreement (i) before the Effective Date, (ii) after ten (10) years following the date hereof, or (iii) as to any Holder, at any time at which all Registrable Shares held by such Holder (and any person with whom such Holder must aggregate its sales under Rule 144) can be sold in any three (3)-month period without registration in compliance with Rule 144 of the Act.

14. Miscellaneous

14.1 Further Assurances. Each of the parties hereto shall perform such further acts and execute such further documents as may reasonably be necessary to carry out and give full effect to the provisions of this Agreement and the intentions of the parties as reflected thereby.

14.2 Governing Law; Jurisdiction. This Agreement shall be governed by and construed according to the laws of the State of Israel, without regard to the conflict of laws provisions thereof. Any dispute arising under or in relation to this Agreement shall be resolved in the competent court for Tel Aviv-Jaffa district, and each of the parties hereby submits irrevocably to the jurisdiction of such court.

14.3 Successors and Assigns; Assignment. Except as otherwise expressly limited herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors, and administrators of the parties hereto. None of the rights, privileges, or obligations set forth in, arising under, or created by this Agreement may be assigned or transferred without the prior consent in writing of each party to this Agreement, except as set forth in Section 9 hereof.

14.4 Entire Agreement; Amendment and Waiver. This Agreement and the Schedules hereto constitute the full and entire understanding and agreement between the parties with regard to the subject matters hereof and thereof. Any term of this Agreement may be amended and the observance of any term hereof may be waived (either prospectively or retroactively and either generally or in a particular instance) only with the written consent of the Company and the Holders of at least 2/3 of the Registrable Shares.

14.5 Notices, etc. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered (by hand, by registered mail, by courier or express delivery service or by facsimile) to the address or facsimile telephone number set forth beneath the name of such party below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other parties hereto):

if to a Shareholder, to the address set forth under its name on Schedule I hereto; and

if to the Company:    ECI Telecom Ltd.
30 Hasivim Street
Petach Tikva 49517, Israel
Fax: 972-3-926-6884
Attention: General Counsel

or such other address with respect to a party as such party shall notify each other party in writing as above provided. Any notice sent in accordance with this Section 14.5 shall be effective (i) if mailed, five (5) business days after mailing, (ii) if sent by messenger, upon delivery, and (iii) if sent via telecopier, upon transmission and electronic confirmation of receipt or (if transmitted and received on a non-business day) on the first business day following transmission and electronic confirmation of receipt.

14.6 Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party upon any breach or default under this Agreement, shall be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent, or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing.

14.7 Severability. If any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable under applicable law, then such provision shall be excluded from this Agreement and the remainder of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms; provided, however, that in such event this Agreement shall be interpreted so as to give effect, to the greatest extent consistent with and permitted by applicable law, to the meaning and intention of the excluded provision as determined by such court of competent jurisdiction.

14.8 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterpart, and all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties have signed this Agreement as of the date first hereinabove set forth.

ECI TELECOM LTD.

By:__________________________
Name:
Title:

M.A.G.M. CHEMISTRY HOLDINGS LTD.

By: _________________________________
Name:
Title:

CLAL ELECTRONICS INDUSTRIES LTD.

By: _________________________________
Name:
Title:

Schedule I

Shareholders

Name and Address	Number of Shares
M.A.G.M. Chemistry Holdings Ltd. (a wholly owned subsidiary of Koor Industries Ltd.) 3 Azrieli Center, Triangular Tower, 43rd Floor 67023 Tel Aviv, Israel Fax: 03 607 5110 Attention: Shlomo Heller	33,049,433
Clal Electronics Industries Ltd. (a wholly owned subsidiary of Clal Industries & Investments Ltd.) 3 Azrieli Center, Triangular Tower, 45th Floor 67023 Tel Aviv, Israel Fax: 03 607 5131 Attention: General Counsel	15,218,194